Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX REPORTS 2% GROWTH IN SALES,

REACHING US$3.1 BILLION

MONTERREY, MEXICO, APRIL 30, 2020– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for ongoing operations and adjusting for currency fluctuations, consolidated net sales increased 2% during the first quarter of 2020 to US$3.1 billion versus the comparable period in 2019. Operating EBITDA, also on a like-to-like basis, increased 1% during the first quarter of 2020 to US$534 million.

CEMEX’s Consolidated First Quarter 2020 Financial and Operational Highlights

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The performance of quarterly consolidated net sales on a like-to-like basis was due to higher prices of our products in local currency terms in most of our regions, as well as higher volumes for our three core products in our U.S. and Asia Middle East & Africa regions, as well as higher cement volumes in Mexico, were partially offset by lower volumes in our Europe and South, Central America and the Caribbean regions.

•	Operating earnings before other expenses, net, in the first quarter decreased 6% to US$260 million on a like-to-like basis.

•	Controlling interest net income (loss) was an income of US$42 million in the first quarter of 2020, compared with an income of US$39 million in the same quarter of 2019.

•	Operating EBITDA on a like-to-like basis increased 1% during the quarter to US$534 million, as compared to the same period in 2019.

•	Operating EBITDA margin decreased by 0.3pp, from 17.6% in the first quarter of 2019 to 17.3% this quarter.

•	Free cash flow after maintenance capital expenditures for the quarter was negative US$276 million.

“The world is going through an unprecedented time due to the COVID-19 pandemic. Construction activity across most of our markets is being impacted to varying degrees. However, we are responding rapidly to this health crisis, focusing on three main priorities: first, we are strengthening health and safety, our number one priority for many years, complementing our existing standards by developing and implementing special protocols and guidelines to protect our employees, customers, suppliers, and communities from the risks of COVID-19; second, we are supporting our customers and leveraging CEMEX Go for a digital and substantially low-touch experience; and third, we are taking steps to protect the future of our Company,” said Fernando A. González, CEO of CEMEX.

“Members of CEMEX’s Board, Executive Committee, and senior leadership have agreed to voluntarily waive a percentage of their salaries or fees during the next three months. Other salaried employees have voluntarily deferred a percentage of their monthly salaries during the same period. Additionally, we are suspending or reducing capital expenditures, operating expenses, production and inventory levels. As a result of these and other measures, our pro-forma cash position as of the end of the quarter reached 1.7 billion dollars, a multiple of our average cash balance in the past two years.”

Consolidated Corporate Results

Controlling interest net income (loss) was an income of US$42 million in the first quarter of 2020, compared with an income of US$39 million in the same quarter of 2019.

Net debt plus perpetual notes decreased by US$112 million during the quarter.

Geographical Markets First-Quarter 2020 Highlights

Net sales in Mexico increased 4% on a like-to-like basis in the first quarter of 2020 to US$685 million. Operating EBITDA, on a like-to-like basis, decreased 2% to US$233 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported net sales of US$965 million in the first quarter of 2020, an increase of 13% on a like-to-like basis from the same period in 2019. Operating EBITDA increased by 33% on a like-to-like basis to US$163 million versus the same quarter of 2019.

CEMEX’s operations in our South, Central America and the Caribbean region reported net sales of US$373 million during the first quarter of 2020, a decline of 8% on a like-to-like basis over the same period of 2019. Operating EBITDA decreased by 8% on a like-to-like basis to US$91 million in the first quarter of 2020, in contrast to the same quarter of 2019.

In Europe, net sales for the first quarter of 2020 decreased by 2% on a like-to-like basis, compared with the same period of the previous year, reaching US$651 million. Operating EBITDA was US$44 million for the quarter, 7% lower than the same period last year on a like-to-like basis.

Net sales in our Asia, Middle East and Africa region decreased 2% in the first quarter of 2020 to US$352 million versus the same quarter of 2019 on a like-to-like basis. Operating EBITDA for the quarter was US$60 million, 9% higher on a like-to-like basis than the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.